Green Bond Program Province of Québec February 2017 Exhibit 99.16

Economic Outlook 1 In the first three quarters of 2016, compared to the corresponding period in 2015, real GDP increased by 1.7%, following a 1.2% gain in 2015. 2016 is expected to be the 7th consecutive year of economic growth in Québec following the 2008-2009 recession. Exports and household consumption have been major contributors to Québec’s growth in recent years. These factors are expected to continue to support GDP growth in 2017. Households will continue to benefit from low fuel prices, while the lower Canadian dollar benefits Québec’s exporters. The labour market performed well in 2016, with a creation of 36 100 jobs (+0.9%). Job growth in 2016 is largely attributable to the private sector and consists mainly of new full-time jobs. The unemployment rate has been on a steady downward trend since the end of the 2008-2009 recession. It stood at 7.1% in 2016, a historic low, and is projected to fall to 6.9% in 2017.

Stronger Public Finances and Debt Reduction 2 After 6 years of deficits, efforts to balance the budget have paid off. Fiscal year 2015-2016 saw a surplus of 2.2 billion dollars. This result is due mainly to responsible expenditure management, which will continue over the coming years. Consequently, the budget will be balanced in 2016-2017 and balanced budgets are anticipated over the coming years as well. The anticipated balanced budgets take into account deposits in the Generations Fund of 2 billion dollars in 2017 and 2.5 billion dollars in 2018. In 2015-2016, the gross debt decreased by $610 million. This outcome results from a combination of restored fiscal balance and the deposits made in the Generations Fund. The gross debt will rise over the coming years, mainly because of infrastructure investments, but its weight in the economy will continue to decline. As at March 2016, gross debt stood at 53.8% of GDP. The objective is to reduce it to 45% of GDP by March 2026. As for accumulated deficits, the goal is to lower them to 17% of GDP, also by March 2026.

FINANCING PROGRAM 3 Government’s financing program(1) (millions of dollars) Fiscal year starts April 1st. As at February 15, 2017. Québec’s long-term borrowing program for 2016-2017 is 13 524 million Canadian dollars. We have thus far borrowed 20 215 million dollars. We could continue to borrow to take advantage of funding opportunities on the markets. The financing program is expected to reach 15 271 million dollars in 2017-2018 and 18 598 million dollars in 2018‑2019.

FINANCING STRATEGY 4 As of February 15, 2017. The government aims to borrow at the lowest possible cost. To that end, it applies a strategy for diversifying sources of funding by market, financial instrument and maturity. Québec government borrowings by currency(1) (per cent) Financing transactions are carried out regularly on most markets, namely in Canada, the United States, Europe, Australia and Asia. From 2006-2007 to 2015-2016, 15.3% of borrowings were contracted in foreign currencies. In 2016-2017, the government has thus far carried out 34.6% of its borrowings on foreign markets due to a combination of good demand and cost-effectiveness.

Québec’s Green Bond Program 5 In addition to diversifying its sources of financing, the Ministry of Finance (MFQ) wishes to be at the forefront of financing trends and to promote new markets. To this end, Québec has put in place a Green Bond program, thus demonstrating not only its commitment to developing the Green Bond market, but also its commitment to the environment. This program is based on the Green Bond Principles. CICERO (Center for International Climate and Environmental Research - Oslo) has issued an independent opinion on the framework and the selection process of Québec’s Green Bond program. Québec’s Green Bond framework gets the highest rating, a dark green shading.

Québec’s Green BondS 6 Green Bonds (GBs) issued by the province of Québec are used to raise capital for specific projects that generate tangible benefits for protecting the environment, reducing GHG emissions or adapting to climate change in Québec. Québec Green Bonds have the same characteristics as conventional bonds in terms of price, yield, maturity and credit ratings. They constitute valid bonds of Québec and will rank pari passu between themselves and with all other debt issued by Québec. The holders of these bonds will not assume any specific risk related to the eligible projects. Québec expects to be the second Canadian province to issue GBs in the Canadian market.

Eligible green projects 7 The term “eligible projects” refers to a group of selected projects that offer tangible environmental benefits for protecting the environment, reducing GHG emissions or adapting to climate change in Québec. Electricity generation projects involving fossil fuels and nuclear energy are excluded. Eligible green projects must fall into the categories specified in the list below: Public Transit Energy Efficiency Renewable Energy Sustainable Waste Management Sustainable Land Development Water Management and/or Water Treatment Forest, Agricultural Land, and Land Management Climate Adaptation and Resilience

Québec infrastructure plan 8 Eligible projects must be included in the Québec Infrastructure Plan (QIP). − Thus, the GBs will have no impact on the debt reduction targets.

Selection Process of Eligible Projects 9 The Green Bond Advisory Committee (GBAC) selects projects from among the ones considered eligible that comply with the strict policies and standards of the Québec government. The GBAC is comprised of various government departments and agencies: Ministry of Finance Ministry of Sustainable Development, Environment and the Fight against Climate Change Ministry of Transport, Sustainable Mobility and Transportation Electrification Treasury Board During the funding process, the Ministry of Finance decides which projects selected by the GBAC will be included in GBs.

Transparency and Reporting 10 An amount, equal to the net proceeds from the GB issue, is credited to a designated account, in order to track the use and allocation of funds. As long as the account balance is positive, amounts equivalent to the funds disbursed are deducted from the balance of the designated account. Québec will promote its initiative to issue GBs in a dedicated section of the MFQ website. It will publish investor information annually on: the progress of Green Bond projects; fund allocations to Green Bond projects; the tangible benefits for protecting the environment, reducing GHG emissions or adapting to climate change; any other relevant aspect.

NEW AZUR MÉTRO CARS PROJECT Photo: Société de transport de Montréal (STM) 11

NEW AZUR MÉTRO CARS PROJECT Description The project involves the STM’s acquisition of 52 AZUR trains (468 cars), 38 of which are to replace the 1963 métro cars (MR-63) and 14 are as additional ones. These new cars feature leading edge design and technology. Advantages: Improves the customers’ transit experience (quality of the information provided, comfort, ventilation, safety); Expected gains in train enhanced performance and reliability; Contributes to the métro’s universal accessibility; Leads to major beneficial economic impacts for Québec. 12

NEW AZUR MÉTRO CARS PROJECT Main advantages in sustainability: Increase in métro’s network capacity: 8% per AZUR train and the addition of 14 trains (126 cars); Increase in public transportation trips relying on electricity; Reduced greenhouse gas (GHG) emissions per passenger-kilometre of the entire network; Braking energy recovery system; Eco-design guaranteeing a 92.5% end-of-life recyclability rate. 13

Photo: Société de transport de Montréal (STM) 14 RÉNO-SYSTÈMES PROJECT

RÉNO-SYSTÈMES PROJECT Description The Réno-Systèmes program attends to the replacement, construction or refurbishment of the métro’s network operational stationary equipment: Escalators, ventilation, elevators; Rail equipment and switches; Signaling and power supply equipment; Telecommunications and operational control systems. Advantages: Improvement in the reliability, availability and safety of the metro’s network operational stationary equipment (fewer service outages); Improvement in communications (public address system); Improvement in response times in the event of a service outage; Improvement in universal accessibility. 15

RÉNO-INFRASTRUCTURES PROJECT 16 Photo: Société de transport de Montréal (STM)

RÉNO-INFRASTRUCTURES PROJECT Description Réno-Infrastructures program attends to the replacement or refurbishment of the métro infrastructure while optimizing investments by using them as levers to improve the service quality and performance. The métro infrastructure includes all stations, tunnels, auxiliary structures, as well as garages and workshops. Advantages: Maintain the condition and reliability of the infrastructure; Maintain the availability and safety of the métro network; Improve the universal accessibility; Restore several works of art. 17

HYBRID BUS PURCHASE PROJECT Photo: Société de transport de Montréal (STM) 18

HYBRID BUS PURCHASE PROJECT Description The purchase of 258 hybrid biodiesel-electric buses is a key element in the STM’s strategy toward electrification. Based on projections, the STM should hold a fleet of vehicles comprised entirely of hybrid and/or electric vehicles from 2029 onwards. Advantages: The customers’ transit experience is greatly improved with the rollout of these buses, as they are quieter, more comfortable and, depending on their configuration, provide air-conditioning. 19

HYBRID BUS PURCHASE PROJECT Main sustainability advantages of the project: Increase in the bus network’s passenger capacity with the addition of 74 hybrid buses; Increase in public transportation trips relying on electricity; Reduced GHG emissions per passenger-kilometre as hybrid biodiesel-electric buses burn up to 30% less fuel. 20

Green Bond Issue Plans 21 In an investor-based diversification effort, Québec will consider both green and non-green investors, although preference may be given to socially responsible investors. For its first issue, Québec will use an exempt list approach for Canadian investors. Size and maturity will be determined in response to market demand and considering the availability of eligible projects to ensure sufficient secondary market liquidity. Québec could consider reopening the issue in the future. Québec is planning to launch its Green Bond program and issue its first Green Bond in 2017, subject to market conditions. The first GB issue will be realized in Canadian dollars. A global offering format will be used. This way Québec will be able to offer the bonds to domestic and international investors. Québec will use a combination of its domestic underwriting syndicate as well as international banks. The choice will be made to optimize both primary distribution and secondary market-making.

POTENTIAL FUNDING ALLOCATION These four projects are designated as meeting the selection criteria and will be eligible for funding as part of the current green bond issue. At settlement date, we expect a disbursement of 250 million dollars for AZUR. 22 Project name Category Potential funding allocation (%) New AZUR métro cars Public transit [60-100] Réno-Systèmes Public transit [0-10] Réno-Infrastructures Public transit [0-10] Hybrid bus purchase Public transit [0-20]

Legal notice This presentation was compiled by the Ministère des Finances (Québec). This information is intended for general information purposes only and does not constitute an offer to sell or a solicitation of offers to purchase securities. It has not been approved by any securities regulatory authority and it is not sufficient for the purpose of deciding to purchase securities. It may have errors or omissions resulting from electronic conversion, downloading or unauthorized modifications. Statements in this presentation may be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve uncertainties, risks, and other factors which could cause the state of Québec’s economy to differ materially from the forecasts and economic outlook contained expressly or implicitly in such statements. The province of Québec undertakes no obligation to update forward-looking statements to reflect new information, future events or otherwise, except as may be required under applicable laws and regulations. While the information in this presentation, when posted or released, was believed to be reliable as of its date, NO WARRANTY IS MADE AS TO THE ACCURACY OR COMPLETENESS OF THIS DOCUMENT OR THE INFORMATION IT CONTAINS.